EXHIBIT 99.16
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                               V E R M I L I O N

                                  ENERGY TRUST




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                        CORPORATE GOVERNANCE GUIDELINES

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                                               DOES
                                             VERMILION
   CORPORATE GOVERNANCE GUIDELINES             ALIGN                                            COMMENTS
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1. The board should explicitly assume           YES             The board has adopted a formal mandate setting out the board's
responsibility for stewardship of the                           stewardship responsibilities. Among other things, the mandate
Company, and specifically for:                                  describes the decisions of the Trust that require prior approval of the board, measures for receiving shareholder feedback and the board's expectations of management.
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a) Adoption of a strategic planning             YES             The board participates with management in the development and
process and approval of a strategic plan                        approval of the Trust's strategic plan, which takes into account
which takes into account (among other                           the Trust's opportunities and risks associated with its business.
things) the opportunities and risks of                          The board also approves all business plans, corporate policies,
the business.                                                   financings and capital and operating budgets. At regularly scheduled meetings, members of the board and management discuss a broad range of issues relevant to the Trust's strategy.
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b) Identification of principal risks, and       YES             The board's participation in the strategic planning process
implementing risk management systems.                           involves consideration of the principal risks inherent in the
                                                                Trust's business. The Audit Committee of the board of directors addresses specific risks and risk management in its review of the Trust's financial statements. The Environment, Health &
                                                                Safety Committee addresses specific risks and risk management related to the Trust's environment, health and safety
                                                                activities, and compliance with applicable rules and
                                                                regulations.
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c) Succession, planning and monitoring          YES             The board of directors is responsible for succession planning
senior management.                                              at the board and senior management levels. The Governance and
                                                                Human Resources Committee reviews compensation policies and plans, assesses the performance of the Trust's senior management compared with the Trust's goals, and approves the salary and other remuneration of the Trust's executive officers.
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d) Communication policy.                        YES             The Trust's communication policy provides for open and timely disclosure of relevant information relating to the Trust and its business and affairs. The board reviews the Trust's audited consolidated financial statements and selected corporate
                                                                disclosure documents, including the annual information form, information circulars and all prospectuses before they are publicly released. The communication policy, which is reviewed by the board annually, addresses how the Trust interacts with analysts and the public, and contains measures for avoiding selective disclosure.
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e) Integrity of internal control and            YES             The Audit Committee is specifically mandated to assist the board by management information systems. reviewing the effectiveness of financial reporting, management information and internal control systems. The Audit Committee is mandated to meet at least four times each year. The Audit Committee meets with the auditors independent of management as required. The Independent
                                                                Reserves Committee was specifically mandated to assist the board by reviewing the effectiveness of the engineering reserves'
                                                                reports and related significance of the reserves on the public and financial reporting of the Trust.
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2. Majority of directors should be              YES             Two members of the board are "related" and the remaining four
"unrelated", (free from conflicting                             directors are "unrelated" to the Trust as those terms are defined
interests).                                                     in the TSX guidelines.
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3. Disclose for each director whether he        YES             Larry Macdonald, Jeffrey Boyce, Joseph Killi and James McFarland
or she is related, and how that                                 are unrelated to the Trust as that term is used in the TSX
conclusion was reached.                                         guidelines. Each of these directors is independent of management and is free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Trust's best interests, and none of them has received any material compensation from the
                                                                Trust, although each director is eligible to participate in the
                                                                Trust Unit Rights Incentive Plan. Claudio Ghersinisch and
                                                                Lorenzo Donadeo are related directors as both are senior
                                                                executive officers of the Trust.
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4. Appoint a committee:

a) Responsible for the appointment and          YES             The board has constituted a Governance and Human Resources
assessment of directors.                                        Committee which is responsible for nominating new directors and assessing the board as well as individual directors on an
                                                                ongoing basis. With respect to new directors, the full board determines the competencies, skills and personal qualities that the Governance and Human Resources Committee should seek in new board members to add value to the Trust.
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                                               DOES
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   CORPORATE GOVERNANCE GUIDELINES             ALIGN                                            COMMENTS
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b) Composed exclusively of outside (i.e.        YES             All of the members of the Governance and Human Resources
non-management) directors, the majority                         Committee are unrelated directors.
of whom are unrelated.
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5. Implement a process for assessing            YES             The Governance and Human Resources Committee has been mandated to
effectiveness of the board and its                              perform assessments of the board as a whole, the committees of the
committees and individual directors.                            board, the Lead Director and the other individual directors on an ongoing basis. Individual director evaluations regarding the effectiveness and contribution of the directors are completed by the Governance and Human Resources Committee on an annual basis.
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6. Provide orientation and education            YES             New directors are provided with an orientation and education
programs for new directors.                                     program which includes written information about the duties and obligations of directors, the role of the board and its committees, the expected contributions of individual directors, the business and operations of the Trust, and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director are tailored to that director's individual needs and areas of interests.
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7. Examine the size of the board with a         YES             The board of directors consists of 6 members. The board of
view to improving effectiveness.                                directors is committed to reviewing the number of directors regularly and currently considers 6 directors to be appropriate for the Trust's size and a number that facilitates effective decision-making, as well as an appropriate mix of backgrounds and skills for the stewardship of the Trust.
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8. Review compensation of directors in          YES             The Governance and Human Resources Committee reviews and reports
light of risks and responsibilities.                            to the board of directors on compensation issues. The board has determined that the current compensation realistically reflects the responsibilities of and risks involved in being a director.
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9. Committees should generally be composed      YES             All board committees are made up of unrelated directors.
of outside directors, a majority of whom
are unrelated.
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10. Appoint a committee responsible for         YES             The Governance and Human Resources Committee, which is comprised
approach to corporate governance issues.                        solely of unrelated directors, is responsible for governance issues and the Trust's response to the TSX's governance
                                                                guidelines.
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11. a) Develop position descriptions and                        The board and the CEO develop  position  descriptions for the
mandates for the board and the Chief                            board and the CEO and define the limits to management's
Executive Officer (CEO), and define                              responsibilities.
limits to management's responsibilities.
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(i) the board.                                  YES             The board has ultimate responsibility for the stewardship of the Trust.
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(ii) the Chief Executive Officer.               YES             Day-to-day leadership and management are the responsibility of the President and CEO and other management, subject to the board's stewardship. The CEO is responsible to lead and manage the Trust within parameters established by the board of
                                                                directors and relevant committees. The CEO is also responsible for developing and recommending strategic plans to the board of directors and for involving the board of directors in the early stages of strategy development. Additionally, the CEO is
                                                                expected to successfully implement capital and operating plans;
                                                                report regularly to the board of directors on the progress and results compared with the operating and financial objectives, and initiate courses of action for improvement; develop and maintain a sound, effective organization structure; and ensure progressive employee training and development programs.
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b) Board should approve the Chief               YES             The corporate objectives for which the CEO is responsible are set
Executive Officer's corporate objectives,                       by the board of directors, and assesses the CEO against such
and assess the Chief Executive Officer                           objectives.
against these objectives.
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12. Establish structures and procedures         YES             The board has appointed Larry Macdonald, an unrelated director,
to enable the board to function                                 to act as the Lead Director of the board to ensure the board acts
independently of management.                                    independently of management and properly discharges its
                                                                responsibilities, and the board has adopted terms of reference with respect to the Lead Director's role. The Lead Director ensures that the board meets on a regular basis without
                                                                management, emphasizes the boundaries between the board's and management's responsibilities, ensures prospective board members understand the role and contribution of directors, and ensures the board addresses its responsibilities in relation to
                                                                corporate governance.
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                                               DOES
                                             VERMILION
   CORPORATE GOVERNANCE GUIDELINES             ALIGN                                            COMMENTS
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13. a) Ensure an Audit Committee has a          YES             The Audit Committee reviews the Trust's audited consolidated
specifically defined mandate and direct                         financial statements and interim financial statements and selected
communication channels with internal and                        corporate disclosure documents before they are approved by the
external auditors.                                              board of directors. It approves the public release of quarterly financial results; monitors accounting, financial reporting, control and audit functions; reviews risk management policies;
                                                                and reviews issues relating to legal and regulatory
                                                                responsibilities. The Audit Committee has direct communication with the internal and external auditors and has oversight
                                                                responsibility for management's system of internal control reporting on internal control. The Audit Committee reviews the external audit plans for the external auditors and has
                                                                implemented procedures to ensure that it meets with the external auditors on a regular basis independently of management. The board has adopted a charter for the Audit Committee setting forth the above responsibilities of the Audit Committee. The
                                                                Audit Committee charter details the Audit Committee's
                                                                relationship with and expectation of the internal and external auditors, establishes the independence of the external auditors and specifies that the external auditors are ultimately
                                                                accountable to the board and the Audit Committee as
                                                                representatives of the shareholders. The charter mandates that the Audit Committee discuss the quality and acceptability of the
                                                                Trust's accounting principles with the external auditors. The charter also sets out the Audit Committee's oversight of
                                                                internal control and responsibility for the disclosure of
                                                                financial information. The board assesses the Audit Committee charter on an annual basis.
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b) All members of the Audit Committee           YES             All members of the audit committee are unrelated directors and
should be unrelated directors and should                        are financially literate. The chair of the Audit Committee,
be financially literate. At least one                           Joseph Killi, is a chartered accountant and has accounting and
member should have financial expertise.                         financial expertise.
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14. Implement a system to enable                YES             In addition to the authority of committees to retain external
individual directors to engage outside                          advisors in connection with their responsibilities, individual
advisors at the Company's expense.                              directors may engage outside advisors at any time (at the expense of the Trust) to provide advice on a corporate decision or action.
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